Exhibit 99.1

August 11, 2016

BARCLAYS BANK PLC INVITATION TO PURCHASE NOTES FOR CASH: ANNOUNCEMENT OF RESULTS

On August 3, 2016, Barclays Bank PLC (the “Issuer”) launched invitations to holders of certain notes set out in the table below (the “Notes”) issued by the Issuer to tender such Notes for purchase by the Issuer (the “Offers”), subject to applicable offer and distribution restrictions.

Further to such invitations, the Issuer hereby informs the Noteholders that, as of the Expiration Deadline for the Offers (5:00 p.m. (New York City time) on August 10, 2016), the aggregate principal amount of each Series of Notes validly tendered and to be accepted for purchase (including amounts of Notes that remain subject to guaranteed delivery procedures), and the Purchase Price of each Series of Notes is as set out in the table below, and each such Noteholder is entitled to receive on the Settlement Date, expected to be August 15, 2016, the relevant Purchase Price plus any Accrued Interest Payment.

Description of Notes	CUSIP/ISIN	Aggregate Principal Amount Outstanding	Aggregate Principal Amount Accepted for Purchase		Fixed Spread (Basis Points)	Yield on Reference U.S. Treasury Security	Purchase Price per US$1,000 Principal Amount	Accrued Interest per US$1,000 Principal Amount
2.50 per cent. Senior Notes due 2019	06739FHT1 / US06739FHT12	US$ 503,705,000	US$	113,836,000	105	0.807%	US$1,015.72	US$	12.15

6.75 per cent. Senior Notes due 2019	06739FFS5 / US06739FFS56	US$ 661,748,000	US$	66,659,000	115	0.807%	US$1,128.55	US$	15.56

5.125 per cent. Senior Notes due 2020	06739GAR0 / US06739GAR02	US$ 844,403,000	US$	84,612,000	95	1.083%	US$1,100.98	US$	5.27

3.75 per cent. Senior Notes due 2024	06739FHV6 / US06739FHV67	US$ 668,823,000	US$	77,080,000	120	1.526%	US$1,071.07	US$	9.38

The Issuer intends to accept all Notes validly tendered for purchase, subject, among other things, to the relevant Noteholder having tendered for purchase the relevant Minimum Denomination of Notes. All Notes purchased pursuant to the Offers will be cancelled.

The Offers have now expired and no further Notes can be tendered for purchase.

The Offers remain subject to the conditions and restrictions set out in a tender offer memorandum dated August 3, 2016 (the “Tender Offer Memorandum”) and the related notice of guaranteed delivery. Capitalized terms used and not otherwise defined in this announcement have the meanings given in the Tender Offer Memorandum.

For Further Information

A complete description of the terms and conditions of the Offers is set out in the Tender Offer Memorandum and the related notice of guaranteed delivery. Further details about the transaction can be obtained from:

The Dealer Manager

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

United States

Telephone: +1 (212) 528-7581

US Toll Free Number: +1 (800) 438-3242

Attention: Liability Management Group

Email: us.lm@barclays.com

The Tender Agent

Lucid Issuer Services Limited

Tankerton Works

12 Argyle Walk

London WC1H 8HA

United Kingdom

Telephone: +44 20 7704 0880

Toll Free Number: +1 (800) 495 5148

Attention: Thomas Choquet / Yves Theis

Email: barclays@lucid-is.com

Analyst and Investor Information

Further information for analysts and investors can be obtained from the following contacts at Barclays:

Investor Relations

Lisa Bartrip

Tel: +44 (0) 20 7773 0708

Barclays Treasury

Miray Muminoglu

Tel: +44 (0) 20 7773 8199

Tim Allen

Tel: +44 (0) 20 3134 6290

Media Relations

Mark Lane

Tel: +1 212 412 1413

DISCLAIMER

The Dealer Manager does not take any responsibility for the contents of this announcement. This announcement must be read in conjunction with the Tender Offer Memorandum. No offer to acquire any securities is being made pursuant to this announcement. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Issuer, the Dealer Manager and the Tender Agent to inform themselves about and to observe any such restrictions.